Direct Dial: (212) 403-1107

Direct Fax: (212) 403-2107

E-Mail: AZPreiss@wlrk.com

March 19, 2019

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549 Attn: Mr. Sergio Chinos

Re:	Entegris, Inc.

Registration Statement on Form S-4

File No. 333-229931

Request for Acceleration

Dear Mr. Chinos:

Reference is made to the Registration Statement on Form S-4 (File No. 333-229931) filed by Entegris, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on February 28, 2019, as amended on March 18, 2019 (the “Registration Statement”).

U.S. Securities and Exchange Commission

March 19, 2019

The Company hereby requests the Registration Statement be made effective at 4:00 p.m. New York City time on March 20, 2019, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

If you have any questions concerning this request, or if you require any additional information, please feel free to contact me at (212) 403-1107 or AZPreiss@wlrk.com. Please notify me when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

/s/ Alison Z. Preiss

Alison Z. Preiss

cc:	Joseph Colella, Assistant General Counsel, Entegris, Inc.